UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2009

Commission File Number: 000-53082

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English))

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement

On May 20, 2009, AutoChina International Limited ("AutoChina" or the "Company") issued a press release reporting financial results for the fourth quarter and year ended December 31, 2008 for its operating subsidiary, AutoChina Group, Inc. on a stand-alone basis, without adjustment, prior to such subsidiary's acquisition by the Company on April 9, 2009 in a reverse merger transaction. The financial information included in this press release is preliminary in nature, has not been reviewed by the Company’s independent registered public accounting firm, and does not necessarily reflect all of the adjustments and information necessary to fully describe the accounting for the transaction. Accordingly, such information is subject to change and investors are urged not to place undue reliance on this information.

AutoChina plans to reissue the press release on or about May 29, 2009, at which time the financial information included in the press release will have been reviewed by the Company’s independent certified public accounting firm and will have been revised as necessary.

On May 22, 2009, the Company issued a second press release clarifying the foregoing.  Copies of each of the press releases are attached as exhibits hereto.

Financial Statements and Exhibits.

Exhibit	Description

99.1	Press release, dated May 20, 2009

99.2	Press release, dated May 22, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

By:	/s/ Yong Hui Li
Name:	Yong Hui Li
Title:	Chairman and Chief Executive Officer

Dated: May 26, 2009

EXHIBIT INDEX

Exhibit	Description

99.1	Press release, dated May 20, 2009

99.2	Press release, dated May 22, 2009